CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

August 15, 2005

Al Pappas, Staff Attorney

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Registration Statement on Form SB-2

Filed May 17, 2005-06-15

333-124996

Dear Attorney Pappas:

Cordia Corporation filed its Form 10-QSB with EDGAR on August 15, 2005.  As a result of this filing, the financial statements included in Cordia’s Registration Statement on Form SB-2 have become stale.  Cordia has filed Amendment No. 4 to its Registration Statement updating its Form SB-2 to include its most recent financial statements and to correct the exhibit list as requested in your comment letter regarding Cordia’s Application for Confidentiality Treatment dated August 10, 2005.

For your convenience the attached documents are enclosed for your review and comment:

1.

Amendment No. 4 to Registration Statement on Form SB-2 (clean copy of document in its entirety and red-lined pages)

2.

Exhibit 10.12 (including Attachments)

3.

Cordia Corporation’s response to SEC Comment Letter dated August 10, 2005 regarding its Application for Confidential Treatment

4.

Cordia Corporation’s Revised Request for Confidential Treatment of Documents dated August 15, 2005 accompanied by Exhibit 10.13

5.

Form 10-QSB for the period ended June 30, 2005-08-15

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Larry Spirgel, Assistant Director

CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

August 15, 2005

Al Pappas, Staff Attorney

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Application for Confidential Treatment

Submitted August 1, 2005-08-10

Portions of Exhibit 10.13

Form SB-2

CF Control #17084; File No. 333-124996

Dear Attorney Pappas:

Below you will find Cordia’s responses to the issues raised in the Commission’s comment letter dated August 10, 2005.

1.  Generally, it is inappropriate to redact sections in their entirety.  In this regard, you have redacted entire sections of Exhibit 10.13.  You should request confidential treatment for only those words and phrases for which confidentiality is necessary and supported by FOIA and other Commission rules.  See Staff Legal Bulletin No. 1, section II.C.1.    Review Exhibit 10.13 and narrow your request accordingly.

CORDIA RESPONSE:  The redacted portions of exhibit 10.13 have been modified so that they are narrowly tailored so that only the words and phrases for which confidentiality is necessary have been deleted.  The redacted portions of the agreement include only the specific percentages with respect to volume commitments and definitions relating to the applicable rates and charges applicable to Cordia.  As a result of our negotiations with Verizon, these redacted portions of the Agreement are unique to Cordia and public disclosure of these terms will result in competitive harm.

2. We note that the exhibit list in your Form SB-2 indicates that exhibit 10.13 is “filed as a confidential document with the Secretary of the Commission.”  You should indicate on the first page of the public copy of the exhibit and in the exhibit index that certain portions of the exhibit have been omitted based upon a request for confidential treatment.  You should also note that non-public information has been filed with the Commission.  Please revise and re-file Exhibit 10.13 accordingly.

CORDIA RESPONSE:  The exhibit list has been modified to read:

10.13

Verizon Wholesale Advantage Services Agreement (certain portions have been omitted based upon a request for confidential treatment; Non-public information has been filed with the Commission)

In addition, the first page of the public copy of exhibit 10.13 has been modified to include the following language on the first page:

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED BASED UPON A REQUEST FOR CONFIDENTIAL TREATMENT.  PORTIONS FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

3. We note that in exhibit 10.13, you have merely marked “[REDACTED]” in the sections that you have not included but that you have not included any legends to indicate why this information has been redacted.  Where you mark the precise places in the exhibit where you have deleted information, each mark should be keyed to a legend indicating that the material has been omitted pursuant to a request for confidential treatment and that the material has been filed separately.  The legend should appear on each page from which material is omitted and/or on the first page of the exhibit.  Please revise exhibit 10.13 accordingly.

CORDIA RESPONSE:  The first page of the exhibit has been modified to include the following language:

LANGUAGE WHICH HAS BEEN OMITTED HAS BEEN REPLACED WITH THE WORD [REDACTED] THROUGHOUT THE TEXT OF THE AGREEMENT.

This language is directly underneath the language described in Cordia’s answer to response number two above so that it is clear on the face of the exhibit that omitted language has been filed separately with the Commission.

4.  Please affirmatively state in your revised application, if true, that there has been no public disclosure of the omitted portions by either Cordia or Verizon.

Neither of the parties had publicly disclosed any of the omitted portions of exhibit 10.13.  This clarification has been included in our revised application.

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Larry Spirgel, Assistant Director